Exhibit (a)(1)(H)

FORM OF EMAIL REMINDER TO EMPLOYEES

STOCK OPTION REPURCHASE PROGRAM EXPIRATION DATE IS APPROACHING

PLEASE REMEMBER, the stock option repurchase program that you were contacted about on May 18th is scheduled to expire at 5:00 P.M. (Eastern Time) on Tuesday, June 16, 2009 (unless otherwise extended).

Participation in the program is voluntary. Should you decide to participate in the program, as described in the offering materials (defined below), Avid must receive your election form before the program expires. No elections will be accepted after 5:00 p.m. (Eastern Time) on Tuesday, June 16, 2009 (unless otherwise extended).

The offering materials describing the stock option repurchase program are available in the Schedule TO filed with the Securities and Exchange Commission on May 18, 2009 (the “offering materials”), copies of which are available on our intranet at http://tewk-epprod.global.avidww.com:54000/irj/portal/OptionProgram. We encourage you to review the Schedule TO, including its exhibits and subsequent amendments if any, and the other offering materials in their entirety before deciding to participate in the program.

The stock option repurchase program has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in the offering materials.